March 25, 2010

VIA EDGAR SUBMISSION

Robert Bartelmes
Senior Financial Analyst
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sycamore Networks, Inc. Form 10-K for Fiscal Year Ended July 31, 2009 Filed September 29, 2009 File No. 000-27273

Dear Mr. Bartelmes:

This letter sets forth the response of Sycamore Networks, Inc. (the “Company” or “we” or “our”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated March 11, 2010 to our President and Chief Executive Officer, Daniel E. Smith.  The Company’s responses correspond to the comments as numbered in your letter.

Form 10-K for the fiscal year ended July 31, 2009

Definitive Proxy Statement Incorporated by Reference into Part III

Compensation Discussion and Analysis, page 12

1.           We note your statement on page 19 that you do not disclose revenue or income targets with respect to your performance-based bonuses because of the competitive nature of this information.  We believe that disclosure of these targets after a fiscal year-end, at the time when you are required to provide disclosure on executive compensation pursuant to Item 402 of Regulation S-K, would not generally result in competitive harm.  In future filings, please disclose these targets to the extent they remain a material component of your compensation policies.  Also disclose how actual performance, indicating any material adjustments from the amounts reported in your financial statements, compared to the targets.  If you disagree, please provide a detailed analysis of your basis for not disclosing the targets.

Response:

We acknowledge the Staff’s comments pertaining to our non-disclosure of prior year performance targets. However, we respectfully submit that public disclosure of the requested information is not required for the reasons described below.

First, disclosure of the specific performance targets could result in substantial competitive harm to the Company and, accordingly, we believe that such information may be omitted from

Sycamore Networks, Inc. – 220 Mill Road – Chelmsford, MA 01824-4144 USA
978.250.2900 – Fax: 978.256.3434
www.sycamorenet.com

Robert Bartelmes, Senior Financial Analyst
United States Securities and Exchange Commission
March 25, 2010

disclosure based on the exception set forth in Instruction 4 to Item 402(b) of Regulation S-K.  The specific target levels and performance factors used to determine annual bonuses for our named executive officers (“NEOs”) are based upon confidential tactical as well as strategic business plan assumptions and related financial objectives which have not been publicly disclosed.  Disclosure of such information could substantially impair the Company’s competitive position by revealing proprietary information regarding the Company’s longer-term strategy and shorter-term tactics to achieve that strategy. Such information could be used by the Company’s competitors and customers alike and make it more difficult for the Company to achieve its longer-term objectives.

Second, we believe that disclosure of the performance targets is not required under the materiality standard set forth in Item 402(b) of Regulation S-K.  The target bonuses at issue represent a relatively small proportion of our named executive officers’ total cash compensation.  Accordingly, we believe that disclosure of the specific performance targets, while creating the potential for competitive harm to the Company and our stockholders, would not materially increase an investor’s understanding of our annual compensation program.

Background.  As described in more detail in our Annual Report on Form 10-K for the fiscal year ended July 31, 2009, the number of opportunities for Sycamore’s products and services worldwide is limited and competition for those opportunities is intense.  In recent years, the competitive environment has intensified as a result of reduced or delayed capital spending by communication service providers and the trend among them to reduce the number of communications equipment suppliers in their networks.  These competitive pressures have been further exacerbated by the recent global economic downturn. The Company has taken several actions, including significant cost reductions and ongoing assessments of various alternative strategies, in order to combat the financial effects of the downturn.  Our competitors include large, multinational suppliers of network infrastructure equipment and optical networking equipment, such as Alcatel-Lucent, Ciena Corporation, Cisco Systems, Inc., Sony Ericsson Mobile Communications AG, Fujitsu Limited, Nortel Networks Corporation, Huawei Technologies Corporation, ZTE Corporation, Nokia Siemans Networks, Tellabs, Inc. and Adtran, Inc.  Many of these competitors have longer operating histories and greater financial, technical, sales, marketing, manufacturing and field resources and are able to devote greater resources to the research and development of new products than we do.  In addition, these competitors have more extensive and diverse product lines which allow them significantly greater flexibility to not only price their products more aggressively, but also to command more favorable material and component parts pricing from suppliers and contract manufacturers based on their substantially higher volumes. Most of our competitors also have a more extensive base of customers and broader sales channel partnership relationships than we do, including relationships with current and prospective customers and channel partners in their local geographies.

Potential Competitive Harm from Disclosure of Confidential Information.  Given the intensely competitive industry in which we operate, Sycamore believes that disclosure of its prior year performance targets may reveal forward looking strategies planned by the Company which would cause substantial competitive harm if prematurely disclosed and acted upon by competitors and customers.  We recognize that the information disclosed in a proxy statement pertains to the most recently completed fiscal year and that the actual results for that year would have already been disclosed by the time the proxy statement is filed.  However, we believe that disclosure in our

Robert Bartelmes, Senior Financial Analyst
United States Securities and Exchange Commission
March 25, 2010

proxy statement of specific prior year revenue, income and margin targets, which are based on broader corporate objectives approved by our Board of Directors as part of our annual operating plan, together with actual historical results would provide our competitors with a platform of sufficient data points to deduce Sycamore’s longer-term strategies and the interim tactics to achieve them.  For example, if the Company were to disclose a revenue target for the most recent fiscal year that was considerably different from targets or performance in prior periods, competitors may infer certain positive or negative developments for the Company (such as an expectation of increased or decreased market share, or a shift in strategy into new markets).  Similarly, if the Company were to disclose income or margin targets for the prior fiscal year that were considerably different from targets or performance in prior periods, competitors might gain insight regarding the Company’s plans to allocate its resources or change its pricing strategies.   Providing the Company’s competitors with information that potentially reveals, or from which competitors may infer or deduce, the Company’s current and longer-term corporate strategies and pricing plans would be highly damaging to the execution of such plans because it would provide those competitors with information from which they could anticipate Sycamore’s strategies and counter the Company’s efforts to execute them.  Furthermore, openly providing information that allows competitors to derive or predict the Company’s revenues, margins and profits provides unfair assistance to those competitors in certain aspects of their business planning, which in Sycamore’s case is compounded by the fact that Sycamore generally does not have access to similar information about its competitors, either because the competitor is internationally-based and is not subject to the same SEC disclosure requirements (see, e.g., Sony Ericsson Mobile Communications AG, Fujitsu Limited, Huawei Technologies Corporation, ZTE Corporation, Nokia Siemans Networks, Alcatel-Lucent) or because the broader array of products and services that the competitor offers makes it impossible for Sycamore to discern any meaningful insight into the markets in which we directly compete with that competitor (see, e.g., Cisco Systems, Inc., Ciena Corporation, Nortel Networks Corporation and Tellabs, Inc.).  The unequal disclosure of information from which companies’ strategies and business objectives may be derived would put the Company at a significant competitive disadvantage.

The competitive harm in Sycamore’s case is further exacerbated by the fact that our corporate objectives are based on quarterly rather than annual targets.  To the extent our competitors disclose their financial metrics at all, they are typically based on annual targets and, accordingly, Sycamore would be disclosing more information regarding its prior year strategic objectives and tactics than would be disclosed by its competitors.  In addition, our use of quarterly targets increases potential overlap in targets from one year to the next.  By way of example, assume the Company planned to introduce a new product that would substantially increase the Company’s revenue, income and margins and the introduction of that product was planned for the fourth quarter of a given year (and targets were established on the basis of that plan).  If the product release was delayed into the following year, the disclosure of the prior year’s fourth quarter targets (when compared against the targets for the third quarter) would likely reveal the planned introduction of the new product, and could occur before the Company is ready for the actual product announcement.  In such a case, Sycamore’s competitors could use the early warning to bolster their relationships with our target customers (through reduced pricing or otherwise) or accelerate their development of a competitive offering, resulting in significant harm to the Company and our stockholders.

Robert Bartelmes, Senior Financial Analyst
United States Securities and Exchange Commission
March 25, 2010

Furthermore, as noted above, the number of opportunities for our products continues to be limited, and our customer base remains highly concentrated.  Most of our revenue is derived from heavily negotiated agreements with a relatively small number of very large, sophisticated telecommunication service providers, and these providers hold enormous bargaining power over their equipment suppliers.  Providing these customers with information from which they might derive information about our projected costs, revenue targets and pricing goals would allow them to use such information to aggressively negotiate for lower pricing and other favorable terms in their agreements with us.  Sycamore’s suppliers could gain similar negotiating advantages in their dealings with the Company.

Finally, the Company believes that disclosure of its standard margin targets would be particularly damaging to the Company.  While actual results for most of the above-referenced financial measures are eventually disclosed, we have never disclosed, on a historical basis or otherwise, information relating to our standard margins.  We define standard margin as the difference between selling price and burdened material cost, and use it primarily as an internal metric to measure the effectiveness of our pricing strategy and material cost procurement.   If the Company were required to disclose its standard margin targets, our customers and suppliers could use this projected cost and pricing information in their negotiations with us to obtain better pricing and other favorable terms from the Company.  Similarly, the Company’s competitors could use this highly sensitive information to formulate bids that undercut the Company’s pricing during the bidding process or, alternatively, could use it to seek more favorable terms from their suppliers.  Any one of these scenarios could have a material adverse effect on the Company’s ability to compete and cause significant harm to our stockholders.

Materiality.  We also respectfully submit that, while creating the potential for competitive harm to the Company and our stockholders, disclosure of the specific targets would not be material to an investor’s understanding of our NEOs’ prior year compensation.  For most of our NEOs, the portion of their target bonuses based on corporate financial objectives represents a relatively small proportion of their total cash compensation.  For example, in fiscal 2009, the amounts received by our NEOs (other than Mr. Scully and Mr. Smith) in connection with corporate financial objectives ranged from 8-16% of their total cash compensation.  Mr. Smith historically has not participated in our target bonus program, and Mr. Scully’s fiscal 2009 target bonus, which was based exclusively on corporate financial objectives, represented 47% of his total cash compensation. In addition, the Company’s Proxy Statement currently identifies the specific financial measures used to determine the bonuses (see pages 18 and 19 of our fiscal 2009 Proxy Statement), the ranges of possible payouts for each NEO (see the Grants of Plan-Based Awards Table for Fiscal 2009 on page 28), the percentage level of achievement (see page 29 of the 2009 Proxy Statement) and the actual amount of the bonuses for each NEO (see the Summary Compensation Table for Fiscal 2009 on page 26 of the Proxy Statement).   Sycamore also discloses the relative difficulty of achieving the performance targets.  In light of the disclosures already made and the size of the relevant bonuses, we believe that revealing the specific performance targets would not materially increase an investor’s understanding of our annual incentive compensation program.

Based on the above considerations, the Company believes that the risk of substantial competitive harm to the Company that is likely to result from disclosure of the specific financial targets outweighs the utility of such disclosure, and the Company respectfully submits that disclosure of the specific targets is not required.

Robert Bartelmes, Senior Financial Analyst
United States Securities and Exchange Commission
March 25, 2010

Outstanding Equity Awards at Fiscal Year-End, page 30

2. In future filings, disclose in a footnote the vesting dates for each outstanding award that is unvested.  We note your general disclosure about vesting schedules, but without accompanying disclosure of grant dates for each award investors are unable to readily determine vesting dates.  Refer to Instruction 2 of Item 402(f)(2) of Regulation S-K.

Response:

In future filings, the Company will disclose the vesting dates of any unvested options held by our NEOs at fiscal year end by including a column showing the grant date of each award in the Outstanding Equity Awards at Fiscal Year-End Table, with a corresponding footnote showing the vesting terms for the award.

The Company also hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require any additional information with respect to the Company’s responses, or wish to discuss them further, please contact me at (978) 250-2921.

Sincerely,

/s/ Alan R. Cormier
Alan R. Cormier General Counsel and Secretary

cc:	Sycamore Networks, Inc. Daniel E. Smith Paul F. Brauneis

Skadden, Arps, Slate, Meagher & Flom, LLP Margaret A. Brown Timothy F. Nelson Angela Gomes